410

07022531

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GGL Diamond Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

APR 17 2007

THOMSON FINANCIAL

FILE NO. 82- 01209

FISCAL YEAR 11-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT: 4/11/07

82- 1209

AR/S
11-30-06

GGL DIAMOND CORP.

SUPPL

Consolidated Financial Statements

November 30, 2006 and 2005

Index

D+H Group LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
GGL Diamond Corp.

We have audited the consolidated balance sheet of GGL Diamond Corp. as at November 30, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2006 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at November 30, 2005 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 15, 2006.

"D&H Group LLP"

Vancouver, B.C.
March 13, 2007

Chartered Accountants

D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway
Vancouver, British Columbia
Canada V6H 4C1
Telephone: 604 731 5881
Facsimile: 604 731 9923
Email: info@dhgroup.ca
www.DHgroup.ca

Understanding, Advising, Guiding

GGL DIAMOND CORP.
Consolidated Balance Sheets
November 30, 2006 and 2005

	2006	2005
ASSETS		
Current		
Cash and cash equivalents	$ 165,676	$ 592,662
Marketable securities	-	3,800
Amounts receivable	49,032	127,626
Prepaid expenses	26,022	2,831
	240,730	726,919
Mineral properties and deferred exploration costs (Note 3)	13,870,444	12,050,879
Property, plant and equipment (Note 4)	273,856	286,211
	$ 14,385,030	$ 13,064,009
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 1,107,038	$ 110,685
Current portion of mortgage loan (Note 5)	14,153	14,153
	1,121,191	124,838
Mortgage loan (Note 5)	13,288	28,109
	1,134,479	152,947
Commitments (Note 14)		
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	26,877,373	25,308,996
Contributed surplus (Note 8)	1,325,053	823,329
Deficit	(14,951,875)	(13,221,263)
	13,250,551	12,911,062
	$ 14,385,030	$ 13,064,009

Nature of Operations (Note 1)
Subsequent events (Note 16)

On behalf of the Board:

Raymond A. Hrkac

Nick DeMare

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2006 and 2005

	2006	2005
Administration costs		
Amortization	$ 3,315	$ 7,839
Consulting fees	97,203	117,440
Corporate relations	133,326	66,719
Legal and audit	80,110	70,587
Licences, taxes, insurance and fees	48,336	64,459
Office services and expenses	148,029	160,231
Shareholders' meetings and reports	37,907	35,376
Stock based compensation	434,090	250,957
Travel	63,105	35,449
Operating loss	(1,045,421)	(809,057)
Other income (expenses)		
Interest income	21,275	24,975
Foreign exchange loss	(3,646)	(768)
Gain on sale of equipment	92	-
Gain on sale of marketable securities	5,906	-
Other tax expense (Note 12)	(53)	(347)
Exploration costs – general	(168,557)	(142,182)
Write off of property, plant and equipment	(931)	-
Write off of exploration and mineral property costs (Note 3(c), (d))	(944,273)	(124,270)
	(1,090,187)	(242,592)
Loss for the year before taxes	(2,135,608)	(1,051,649)
Future tax recovery	404,996	82,000
Net loss for the year	(1,730,612)	(969,649)
Deficit, beginning of year	(13,221,263)	(12,251,614)
Deficit, end of year	$ (14,951,875)	$ (13,221,263)
Loss per share - basic and diluted	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding - basic and diluted	97,908,423	84,383,171

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
Years Ended November 30, 2006 and 2005

	2006	2005
Cash flows used in operating activities		
Loss for the year	$ (1,730,612)	$ (969,649)
Adjustment for items not involving cash:		
- amortization of property, plant & equipment	30,639	38,664
- future tax recovery	(404,996)	(82,000)
- gain on sale of equipment	(92)	-
- gain on sale of marketable securities	(5,906)	-
- stock based compensation	434,090	250,957
- write off of property, plant and equipment	931	-
- write off of exploration and mineral property costs	944,273	124,270
	(731,673)	(637,758)
Change in non-cash working capital items:		
- amounts receivable	78,594	(61,978)
- prepaid expenses	(23,191)	(2,608)
- accounts payable and accrued liabilities	159,307	(35,390)
	(516,963)	(737,734)
Cash flows from financing activities		
Shares issued for cash, net of share issuance cost	943,143	2,772,799
Shares issued for cash – flow-through shares, net of share issuance costs	1,097,864	224,658
Principal reduction of mortgage loan	(14,821)	(14,697)
	2,026,186	2,982,760
Cash flows used in investing activities		
Mineral properties	-	(4,531)
Deferred exploration costs	(1,926,792)	(2,491,451)
Proceeds from sale of equipment	100	-
Proceeds from sale of marketable securities	9,706	-
Purchase of property, plant and equipment	(19,223)	(38,782)
	(1,936,209)	(2,534,764)
Decrease in cash and cash equivalents	(426,986)	(289,738)
Cash and cash equivalents, beginning of year	592,662	882,400
Cash and cash equivalents, end of year	$ 165,676	$ 592,662

See also Note 15

1. Nature of Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc.("Gerle Gold"). Both Rio Sonora and Gerle Gold are presently inactive. All inter-company transactions and balances have been eliminated.

(b) Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine when or where an exploration property is inactive and the value of such property may be impaired, whether the carrying value of the property should be written down, and the amount at which it should be carried.

2. **Significant Accounting Policies** (continued)

(b) Mineral Properties and Related Deferred Costs (continued)

The amounts shown for mineral property interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Property Option Agreement

From time to time, the Company may acquire or dispose of mineral properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(d) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased.

(e) Property, Plant and Equipment

Property, plant and equipment are carried at cost. Amortization of the property, plant and equipment is provided on a declining-balance basis at the following annual rates:

Furniture and fixtures	20%
Exploration equipment	20%
Vehicle	30%
Yellowknife House	25 yrs straight line

(f) Marketable Securities

Marketable securities are stated at the lower of cost or market value.

2. **Significant Accounting Policies** (continued)

(g) Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts, if applicable, are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.

(h) Foreign Exchange Translation

The Company uses the temporal method for translating its U.S. operations from U.S. dollars to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in income and expenses.

(i) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the amount of expenses reported during the reporting period. Examples of significant estimates include depreciation, the provision for future income tax recoveries and composition of future income tax assets and liabilities, valuation of mineral properties and stock-based compensation. Actual results could differ from those reported.

(j) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(k) Stock Based Compensation

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

2. Significant Accounting Policies (continued)

(l) Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2006, the Company does not have any asset retirement obligations.

(m) Long-lived Assets Impairment

Long-lived assets are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

3. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2005	2006 Property Cost Additions	2006 Exploration Cost Additions	2006 Written Off	Balance November 30, 2006
Doyle Lake	$ 2,115,914	$ -	$ 1,603,321	$ -	$ 3,719,235
Fishback Lake	1,016,316	-	273,660	-	1,289,976
CH	6,512,329	-	839,992	(16,972)	7,335,349
Happy Creek	926,920	-	381	(927,301)	-
McConnell Creek	1,479,400	-	46,484	-	1,525,884
	$ 12,050,879	$ -	$ 2,763,838	$ (944,273)	$ 13,870,444

	Balance November 30, 2005	2006 Additions	2006 Written Off	Balance November 30, 2006
Mineral property costs	$ 536,334	$ -	$ (160,218)	$ 376,116
Deferred exploration costs	11,514,545	2,763,838	(784,055)	13,494,328
	$ 12,050,879	$ 2,763,838	$ (944,273)	$ 13,870,444

3. **Mineral Properties and Deferred Exploration Costs** (continued)

Exploration costs incurred during the year are as follows:

	2006	2005
Chartered aircraft	$ 636,504	$ 663,436
Drilling, excavating, sampling	733,395	736,003
Licences, recording fees, lease payments	129,544	116,107
Project supplies	165,195	276,973
Salaries and wages	206,779	131,597
Surveys	429,417	76,672
Technical and professional services	340,562	371,260
Transportation	122,442	119,403
	$ 2,763,838	$ 2,491,451

(a) Doyle Lake, Northwest Territories, Canada

Under the De Beers Agreement ("the Agreement") dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake Properties ("the Properties"), which consists of 5 claims (12,960 acres) (2005 – 6 claims, 15,351 acres), by completing exploration expenditures of $4,650,000. To November 30, 2006, De Beers has spent over $7.5 million. All of the Company's 40% share of costs and expenses of prospecting, exploration, development and construction incurred preproduction and financed by De Beers or by way of third party borrowings will be recovered by De Beers out of 90% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs) from any mine constructed on the Properties with interest at a rate equal to LIBOR plus 3% or the actual interest rates agreed to be paid, whichever is applicable, and the remaining 10% of such available cash flow will be distributed to the members in the Agreement in proportion to their interests in the Properties. If after the completion of a feasibility study and prior to the commencement of commercial production from the first mine, the members in the Agreement cease to carry on development work on the Properties otherwise than by reason of force majeure for a period of more than two years, interest other than interest on third party borrowings, shall cease to accrue during the portion of such period exceeding two years. When development work resumes, interest will continue to accrue.

In 2005, the Company acquired 21 mining leases (51,109 acres) in the Northwest Territories from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements which total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office. Two yearly lease rental payments of $51,109 each have been made.

3. **Properties and Deferred Exploration Costs** (continued)

(a) Doyle Lake, Northwest Territories, Canada (continued)

In addition, the Company holds 36 claims (39,963 acres) (2005 - 35 claims; 37,165 acres) in the Doyle Lake area that are not subject to the Agreement. 35 of these claims were originally part of the Agreement and were returned to the Company between 2004 and 2006. In 2006 the Company had six claims go to lease. A total 33 claims are now leases. Subsequent to year end, the Company applied to have two more claims taken to lease.

(b) Fishback Lake, Northwest Territories, Canada

The Company owns 19 claims (36,664 acres) (2005 - 19 claims; 36,834 acres). Three of these claims have gone to lease.

(c) CH, Northwest Territories, Canada

The Company owns 123 claims (272,929 acres) (2005 – 125 claims; 276,958 acres), north-northeast of Yellowknife, acquired by staking during the years 2000 to 2003. In 2006, GM3 and CH35 expired and as the Company was no longer interested in any further work on these claims, they were allowed to lapse and the related costs written off.

(d) Happy Creek, Nevada, U.S.A.

On June 1, 1985, the Company entered into an agreement through which it has the option to purchase an undivided 100% interest in certain mineral claims located in Humboldt County, Nevada (the Happy Creek property). In August 2006, the Company decided to terminate the agreement and all costs spent to date have been written off.

(e) McConnell Creek, British Columbia, Canada

The Company owns 4,878 hectares (2005 – 4,878 hectares) in the Omineca Mining Division of British Columbia.

4. Property, Plant and Equipment

	2006		
	Cost	Accumulated Amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	94,328	87,072
Exploration equipment	402,977	336,351	66,626
Vehicle	10,500	3,150	7,350
Office furniture and fixture	58,889	44,581	14,308
	$ 752,266	$ 478,410	$ 273,856

	2005		
	Cost	Accumulated amortization	Net book Value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	87,072	94,328
Exploration equipment	397,170	321,068	76,102
Office furniture and fixture	59,978	42,697	17,281
	$ 737,048	$ 450,837	$ 286,211

5. Mortgage Loan

	2006	2005
Mortgage loan bearing varying interest at the prime rate per annum (Prime rate of 6% at November 30, 2006) repayable in blended bi-weekly payments of principal and interest of $666, due December 3, 2008, collateralized by land and building	$ 27,441	$ 42,262
Less: Principal due within one year	(14,153)	(14,153)
	$ 13,288	$ 28,109

Required blended payments on the loan are as follows:

Year ending November 30,	
2007	$ 17,317
2008 (mortgage paid off)	11,425
	28,742
Less: Interest	(1,301)
	27,441
Less: Principal due within one year	(14,153)
	$ 13,288

The carrying amount of the mortgage loan approximates its fair market value.

6. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	Number of Shares	Amount
Balance, November 30, 2004	74,785,242	$ 22,393,539
Private placement - flow-through shares, net of share issuance costs	1,150,000	224,658
Private placement, net of share issuance costs	15,639,405	2,772,799
Less Flow through share renunciation	-	(82,000)
Balance, November 30, 2005	91,574,647	$ 25,308,996
Private placement, net of share issuance costs	3,160,227	489,539
Private placement – flow through shares, net of share issuance costs	4,526,571	1,060,960
Exercise of warrants	702,500	157,400
Exercise of stock options	677,500	155,500
Reallocation from contributed surplus on exercise of stock options	-	106,857
Reallocation from contributed surplus on exercise of share purchase warrants	-	9,794
Less Flow through share renunciation	-	(404,996)
Other share issue costs		(6,677)
Balance, November 30, 2006 Common shares	100,641,445	$ 26,877,373

(c) During the period ended November 30, 2006, the Company:

(i) completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960 with share issues costs of $2,803. The proceeds from these flow through shares were spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share. The Company paid a cash finders fee of $40,000 on a portion of the proceeds and incurred other share issue costs of $18,330. The Company attributed $147,381 to the warrants using the Black-Scholes option pricing model using the following assumptions: dividend yield of 0%; expected volatility of 99.87%; a risk-free interest rate of 3.72%; and an expected life of one year.;

6. Share Capital (continued)

(ii) the Company completed a flow - through private placement of 3,616,000 units at $0.25 per unit for gross proceeds of $904,000. The proceeds from these flow through shares are being spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. Each unit consists of one common share and one-half share purchase warrant. The one-half share purchase warrants were allocated a value of $904. One whole share purchase warrant is exercisable at $0.35 per common share during the first year and at $0.45 per common share during the second year. The Company paid a total of $37,900 in cash and issued 144,000 warrants (at a value of $36,000) to agents as finders fees. The Company also incurred other share issue costs of $20,393. All of the proceeds have been spent subsequent to August 31, 2006.;

(iii) issued 677,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $155,500;

(iv) granted 1,875,000 stock options to employees for a period of five years. These options are priced at $0.20 and $0.26 per common share and will expire between December 7, 2010 and August 15, 2011.;

(v) repriced 500,000 stock options that were granted to employees and consultants (excluding insiders) to $0.26 per common share from an exercise price of $0.45 and $0.50. These options have expiry dates of August 29, 2006 to June 29, 2009. All of the August 29, 2006 options expired unexercised.;

(vi) issued 702,500 common shares upon the exercise of warrants at $0.175 to $0.25 per common share for gross proceeds of $157,400; and

(vii) the Company amended and restated its Shareholders Rights Plan Agreement which has been accepted by the TSX Venture Exchange and the Shareholders at the Company's Annual General and Special Meeting held on May 12, 2006.

(d) During the year, the exercise price for 2,950,227 warrants expiring December 23, 2006 were repriced from $0.30 per share to $0.19 per share and 1,657,500 warrants expiring on March 7 and March 15, 2007 were repriced from $0.30 per share to $0.175 per share.

6. Share Capital (continued)

Changes in warrants during the years ended November 30, 2006 and 2005 are as follows:

	2006		2005	
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of year	13,564,405	$0.22	-	-
Issued	5,112,227	$0.32	13,564,405	$0.22
Exercised	(702,500)	$0.22	-	-
Outstanding, end of year	17,974,132	$0.23	13,564,405	$0.22

The Company has the following share purchase warrants outstanding as at November 30, 2006:

Number of warrants	Exercise Price	Expiry Date
2,950,227	$0.19	Dec. 23, 2006
1,000,000	$0.175	March 7, 2007
582,500	$0.175	March 14, 2007
7,777,778	$0.22	April 29, 2007
1,666,666	$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
130,000	$0.25	Dec. 12, 2007
14,000	$0.25	Dec. 27, 2007
1,610,000	$0.35/$0.45	June 12, 2008
198,000	$0.35/$0.45	June 27, 2008
17,974,132		

7. Stock Options

During the year, the Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants.

Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

In 2006, the Company's Board of Directors ("the Board") approved and granted 1,875,000 stock options (2005 – 1,570,000) to the directors, officers, employees, consultants and an investor relations company. Each option entitles its holder to acquire one common share of the Company at a price varying between $0.20 to $0.26 per common share. These options vested immediately for all optionees except the investor relations company which has options that vest over one year on March 23, 2007. The options expire between December 7, 2010 and August 15, 2011. In 2006 the Company recorded $434,090 (2005 - $250,957) of stock based compensation expense for the stock options granted.

	Shares	Weighted Average Exercise Price
Options outstanding as at November 30, 2004	5,805,000	$0.32
Granted	1,570,000	$0.20
Expired	(2,009,000)	$0.30
Options outstanding as at November 30, 2005	5,366,000	$0.29
Granted	1,875,000	$0.22
Exercised	(677,500)	$0.23
Expired	(1,027,500)	$0.27
Options outstanding as at November 30, 2006	5,536,000	$0.26
2006 options exercisable	5,523,500	$0.26
2005 options exercisable	4,369,333	$0.31

	2006	2005
Weighted average remaining contractual life	2.97 years	2.44 years
Weighted average fair value of options granted during the year	$0.22	$0.11

7. Stock Options (continued)

The following table sets forth information relating to stock options outstanding as at November 30, 2006:

Expiry	Range of exercise prices	Number outstanding at Nov. 30, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at Nov. 30, 2006	Weighted average exercise price
March 6/07	$0.25	150,000	0.27	$0.25	150,000	$0.25
July 18/07	$0.20	394,333	0.63	$0.20	394,333	$0.20
Feb. 6/08	$0.25	436,667	1.19	$0.25	436,667	$0.25
Apr. 25/08	$0.30	245,000	1.41	$0.30	245,000	$0.30
Aug. 15/08	$0.26	50,000	1.71	$0.26	50,000	$0.26
Jan. 15/09	$0.26	405,000	2.13	$0.26	405,000	$0.26
Jan. 15/09	$0.50	340,000	2.13	$0.50	340,000	$0.50
Mar. 19/09	$0.50	330,000	2.3	$0.50	330,000	$0.50
June 29/09	$0.26	15,000	2.58	$0.26	15,000	$0.26
May 12/10	$0.20	650,000	3.45	$0.20	650,000	$0.20
June 7/10	$0.20	100,000	3.52	$0.20	100,000	$0.20
July 8/10	$0.20	350,000	3.61	$0.20	350,000	$0.20
July 12/10	$0.20	150,000	3.62	$0.20	150,000	$0.20
Oct. 28/10	$0.20	50,000	3.92	$0.20	50,000	$0.20
Dec. 7/10	$0.20	120,000	4.02	$0.20	120,000	$0.20
Mar. 23/11	$0.20	855,000	4.32	$0.20	842,500	$0.20
May 12/11	$0.26	695,000	4.45	$0.26	695,000	$0.26
Aug. 15/11	$0.20	200,000	4.71	$0.20	200,000	$0.20
		5,536,000			5,523,500	

7. Stock Options (continued)

The fair value of each option granted was estimated as of the date of grant using the *Black-Scholes option pricing model* with the following assumptions:

	2006	2005
Risk-free interest rate	3.88 to 4.28%	3.16 to 3.87%
Dividend yield	0%	0%
Volatility	93.96 to 120.94%	92.6%
Approximate expected lives	0.63 to 4.75 years	1.5 to 5 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

8. Contributed Surplus

Contributed surplus for 2006 is comprised of:

	2006
Balance, beginning of year	$ 823,329
Stock-based compensation on stock options	434,090
Stock options exercised	(106,857)
Fair value of warrants and agents' warrants	184,285
Warrants exercised	(9,794)
Balance, end of year	$ 1,325,053

9. Related Party Transactions

During the year, the Company was billed $108,000 by a director, (2005 - $91,238 by two directors) including $97,000 (2005 - $72,000) for consulting fees, $11,000 (2005- $17,688) for technical and professional services and $nil (2005 - $1,550) for Office Services. As at November 30, 2006, the Company owed $43,000 which is included in accounts payable (2005 - $nil). Transactions with related parties are measured on the basis of amounts agreed to by transacting parties.

10. Income Taxes

The income tax effects of temporary timing differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2006	2005
Loss before income taxes	$ 2,135,608	$ 1,050,980
Combined federal and provincial income tax rate	34.12%	35.00%
Expected provision (recovery) for income taxes	728,669	367,790
Permanent differences	(455,186)	(135,326)
Loss expiry	(60,144)	(65,549)
Tax rate changes	(10,316)	(4,136)
Change in valuation allowance	(201,973)	(80,779)
	$ 404,996	$ 82,000

Future income tax assets and liabilities are as follows:	2006	2005
Property, plant and equipment	$ 198,715	$ 158,584
Mineral properties	117,471	413,087
Non-capital losses carry-forwards	649,145	595,633
Capital losses	4,934	4,934
Total gross future income tax assets	$ 970,265	$ 1,172,238
Valuation allowance	$ (970,265)	$(1,172,238)
	-	-

10. Income Taxes (continued)

Canadian federal non-capital losses totaling approximately $1,902,537 are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire as follows:

Year	Non Capital Losses
2007	$ 204,557
2008	98,698
2009	236,598
2010	274,405
2014	229,883
2015	547,542
2016	310,854
	$1,902,537

11. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2006 and 2005.

The Company's total assets are segmented geographically as follows:

	2006	2005
Canada	$ 14,385,030	$ 12,137,089
United States	-	926,920
	$ 14,835,030	$ 13,064,009

12. Other Tax Expense

During 2005, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December, 2004 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2005) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate between February 1 and May 31, 2005 was 5%. All the flow through funds were spent by May 31, 2005.

13. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

The fair value of mortgage loan is approximated by the carrying amount as the mortgage loan bears a fair market rate of interest.

14. Commitments

(a) During the year, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payments required under the agreement are:

Year	Minimum payment per year
2007	$65,961
2008	$66,316
2009	$38,973

(b) The Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. The balance owing of $43,000 (2005 – nil) is included in accounts payable at November 30, 2006.

15. Supplementary Cash flow information

Non-cash operating and investing activities were conducted by the Company during fiscal year 2006 and 2005 as follows:

	2006	2005
Operating activities		
Accounts payable for deferred exploration costs	$ 872,214	$ -
Investing activities		
Accounts payable for deferred exploration costs	$ (872,214)	$ -

Other supplementary cash flow information:

Cash paid for interest charges	$ 1,781	$ 1,936
Cash paid for income taxes	$ -	$ -

16. Subsequent Events

Subsequent to November 30, 2006, the following occurred:

(a) 3,925,227 warrants expired unexercised;

(b) 150,000 stock options expired unexercised;

(c) the Company completed a private placement of 1,053,778 flow through units at $0.18 per unit for gross proceeds of $189,680. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.25 per common share during the second year. The proceeds from these flow through shares will be spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 4,170,000 units at $0.15 per unit for gross proceeds of $625,500. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.15 per common share during the first year and at $0.175 per common share during the second year.

The Company paid cash finders fees and commission of $42,240 and issued 28,140 common shares on a portion of the proceeds. $30,600 of the proceeds from the units private placement remains outstanding.;

(d) the Company issued 25,000 common shares upon the exercise of warrants at $0.19 per common share, for gross proceeds of $4,750;

(e) the Company applied to have two of the Doyle claims be taken to lease, and

16. Subsequent Events (continued)

(f) the Company received a $250,000 shareholder loan which is secured by a promissory note against the Yellowknife house. Interest on the loan is 8% per annum, compounded annually. The loan and interest accrued become payable no later than ten days from the date of a written demand for payment on or after September 1, 2007.

82-1209

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 30, 2006

GGL DIAMOND CORP.

Management Discussion and Analysis

FOR THE TWELVE MONTHS ENDED NOVEMBER 30, 2006
INFORMATION AS OF MARCH 20, 2007 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the year ended November 30, 2006 should be read in conjunction with the November 30, 2006 Consolidated Financial Statements and related notes.

Since 1992, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. At present, the Company has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 15,351 acres.

From the Company's exploration efforts prior to 1992, it had acquired and maintained a 100% interest in the McConnell Creek Property in British Columbia Canada. This property is situated in the area between the Toodoggone and Mt. Milligan project areas that in 2006 attracted expenditures of $25 million over an estimated 50 projects.

Now that gold and base metals are in demand and commodity prices attractive, the Company plans to pursue these opportunities in addition to diamonds.

GENERAL

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the years ended November 30, 2006 and 2005 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are affected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

Craton is a geological term used to describe large areas of the world that have been stable over a long period of time and contain rocks that are over two and a half billion years old. The cratons of the world are also the world's main primary source of diamonds; if you want to find diamonds, you explore on cratons.

Diamonds are found in unique rocks called kimberlite and lamproite, derived from gas driven volcanoes that begin their journey to the earth's surface from depths of over 150 kilometers.

The first kimberlite discovery on the Slave Craton was in 1991 and led to the discovery of the commercial diamond-bearing kimberlites of Canada's first diamond mine - the Ekati Diamond Mine, opened in 1998. In 2003, the Diavik Diamond Mine began production and within a few years, these two mines alone established Canada as the third largest diamond producer by value. Now, in the Northwest Territories, two more diamond mines are being prepared for production.

In the Nunavut Territory adjacent to the Northwest Territories, Tahera Diamond Corp. began diamond production this year, while in Ontario another diamond pipe is being prepared for production.

However diamonds are hard to find and, despite the new discoveries, there is a world shortage of rough diamonds. ("Rough" is the term used for diamonds from mines in their uncut and unpolished natural state.) This shortage is predicted to increase the value of rough diamonds by 30% in the next six years.

This is a good time to be in diamond exploration and an even better time to find diamonds. The Company's extensive diamond exploration programs have produced the evidence that may well lead us to one or more viable diamond deposits.

Fishback Project, Southwest Slave Craton

A distinguishing feature of the southwest Slave Craton is that it contains the largest kimberlite found to date, within the Slave Craton, at over 20 hectares: the diamond-bearing Drybones Bay kimberlite. A kimberlite of this size is just less than 500 meters in diameter.

As the evidence will show the Fishback Project has the potential to host an even larger kimberlite.

The Fishback property is located 60 km northwest of the city of Yellowknife (population 18,000) and is only 30 km from the paved all-weather Yellowknife Highway. A power line right-of-way passes through the south portion of the property. GGL Diamond Corp. has a 100% ownership of the claims that contain 36,664 acres covering an area 11 km x 12 km.

Claims have been held in the area since a 1994 regional exploration program began. At that time a fixed-wing airborne magnetic survey was completed over the area and disclosed a large magnetic anomaly that disrupted the major geological structures. This feature was noted both by us and by a geophysicist employed by De Beers – for a short time De Beers was exploring the area with us – but the anomaly appeared to be too large to be a kimberlite.

A few lake sediment samples were then taken from a portion of the lake within the magnetic anomaly and upon analysis, some of the samples were confirmed, by our qualified consultant, to have a kimberlite signature. This was determined by taking lake sediment samples over known kimberlites to quantify the values of certain elements and compounds that are commonly found in kimberlites.

It was also found, by a soil sampling survey on land, that a trail of anomalous kimberlitic values extended from the lakeshore along the direction of ice movement during the last ice age. By itself this was not accepted at the time as robust evidence for a kimberlite, as the use of geochemistry as an effective exploration tool for kimberlites was recognized but seldom used.

This is no longer the case, thanks to some excellent work done by the Geological Survey of Canada.

Kimberlite indicator minerals (KIM) are one of the most effective exploration tools for locating kimberlites. In most areas of the Slave Craton the melting ice of the last ice age left behind dirt called glacial till. KIM when present, can be recovered from samples of the till and taking samples back along the direction the ice came from, geologists can usually determine the area of the kimberlite. However, the ice at the Fishback area melted to produce an extremely large lake called Lake McConnell. Today, the large lake we know as Great Slave Lake is only a smaller remnant of this ice age lake, which removed most of the till and left behind just a few locations for us to sample. We did sample where we could and did find some KIM, not many but some, another clue that a kimberlite or a cluster of kimberlites may be in the lake.

Now, many of the kimberlites in the Slave Craton are found in deep lakes and in fact that is how Drybones was discovered. When we did a bathymetry survey to determine the depth of the lake; we found that at 70 meters deep – 230 feet – it was one of the deepest lakes in the Slave Craton, and had a remarkably flat bottom approximately one kilometer in diameter. This led us to extend the lake sediment survey over this deep portion of the lake to discover an extensive kimberlite geochemical anomaly with values similar to the sediment from the Drybones Bay kimberlite.

The evidence was looking more and more persuasive so we took the next step and completed a ground gravity and electro magnetic (EM) survey over the lake. The inner contour of the EM survey outlined a strong anomaly approximately 1 km in diameter and this contour overlapped a portion of the gravity low an anomaly that extends beyond the inner contour of the EM anomaly. The strong central portion of the gravity low is 980 m x 640 m in area.

The Company sent the data to geophysical consultants for their interpretation. We had established the depth of water but did not know the depth of the lake sediments. An interpretation of the data could not rule out a bedrock source for the anomalies and the only way to find out was to drill a hole through the ice into bedrock.

The first hole drilled in the winter of 2005 was placed into the center of the EM anomaly at the edge of the gravity anomaly. It penetrated 70.31 m of water followed by 59.6 m of overburden before entering bedrock. The first 78.5 m of bedrock consisted of granite containing sections of red hematite alteration of feldspars (this alteration is common near kimberlites). The next 34.6 meters of core was a fine-grained breccia, which was later identified as a potential kimberlite-induced breccia and then confirmed by the discovery of kimberlite indicator minerals in the breccia unit. This conclusion was supported by the results from geochemical analysis of the breccia.

The process of alteration is called metasomatism. "Metasomatism accompanying kimberlite emplacement is a worldwide phenomenon, although infrequently described or recognized....The metasomatism...was caused by fluids from the rising but confined proto-kimberlite melt penetrating into cracks and matrix of granite country rock and reacting with it. These fluids were CO_2-rich, hydrous, oxidizing, enhanced in ultramafic elements and carried low levels of Na." This is a quote from a scientific paper entitled – Kimberlite metasomatism at Murowa and Sese pipes, Zimbabwe; the paper described a granite breccia that closely resembles the breccia we first found in boulders on land down ice of the target area and we were able to follow the geochemical analysis described when evaluating the breccias both from surface and from the subsequent drill holes. The following quote from the same paper highlights some additional information. "The kimberlite pipes, sills and dykes all show extensive metasometism of adjacent wall rock. The metasomatism can be latterly as extensive as the kimberlites themselves, up to 100 m wide... Furthest from the pipes... it is marked ... by reddening of plagioclase feldspar...". The Company also consulted with geologists with direct kimberlite experience in the Slave Craton and they confirmed that similar alteration had been identified at commercial kimberlite pipes and sills.

In the summer of 2004, prior to our ground geophysical surveys, the Company attempted to reach under the deep part of the lake by drilling a minus 45 degree angle hole from land. The hole reached a depth of 847 meters and was terminated before reaching the target as it had significantly deviated to the south away from the target area. A breccia similar to that encountered in the first hole drilled in 2005 was encountered but its potential relationship to kimberlite was not recognized at the time. The collar of this hole is 1.3 km from the 2005 drill hole suggesting the potential for another kimberlite in this area.

A second hole drilled in 2005 near shore and 1.2 km southwest of the first drill hole was a minus 45 degree angle hole that encountered 43.8 meters of highly brecciated granite with a white carbonate matrix. Carbonate alteration at kimberlite contacts is common and a geochemical analysis of this breccia indicates the possibility of a kimberlite related event.

For these three holes to be related to one kimberlite is unlikely as the size of the kimberlite would be enormous, the carbonate breccia drill hole is 2 km from the 2004 drill hole. Most likely then is the possibility of a cluster of kimberlite events.

This demonstrates that following the clues to find diamonds takes time and patience. The answer to Fishback lies in more drilling and a budget of approximately $550,000 is required to continue to test the potential for a world class diamond deposit. In terms of risk to reward this is a modest sum. The Company will pursue financing and or joint ventures to further the project

PROPERTIES IN THE CENTRAL SLAVE CRATON

In the late 1990's, the Company began to evaluate the remaining diamond potential for the entire Slave Craton. This was accomplished primarily by rating kimberlite indicator mineral chemistry from the heavy mineral samples documented in the Company's proprietary database. An area containing some of the best diamond indicator mineral chemistry was selected for exploration and was called the CH Project. This project covered an area of some 6000 square kilometers located to the south and to the west of the Ekati and Diavik Diamond Mines. The Company took check samples to confirm the results from the database samples and in March 2000 began staking selected areas.

At the present time, the following properties derived from the CH Project are: Mackay, Courageous, G-claims, Seahorse/Shoe, Starfish, ZIP, Winter Lake North, BP, and Winter Lake South. Together these properties contain a total of 270,826 acres; all are 100% owned by the Company. Based on the chemistry of indicator minerals, from previous sampling, each property has the potential to contain diamond-bearing kimberlites. This year, a total of 198 heavy mineral samples and 198 soil samples were taken from the properties and 83 geophysical anomalies were ground checked for their potential as kimberlite targets.

To date, we have invested over $7 million in exploration expenditures on these properties and for most of them, have arrived at the drilling and drill target selection stage of exploration.

Courageous Property

The Courageous Property contains approximately 40,000 acres in an area 12 km x 12 km. To date, 12 potential kimberlite targets have been identified on these claims. Two of the targets were drill tested this past summer and one proved to be a diamondiferous kimberlite pipe subsequently named the "Bishop". The Bishop Kimberlite is located 40 km south of the Ekati Diamond Mine.

Drilling a gravity anomaly located by a ground gravity survey restricted to the immediate target area discovered the Bishop Kimberlite. After the discovery, an expanded ground gravity survey discovered a 400m x 200m embayment in the regional gravity trend. The discovery drill hole is at the extreme south edge of the new gravity low suggesting the possibility of a much larger kimberlite north of the Bishop.

In its petrographic analysis of the Bishop kimberlite, Mineral Services Canada Inc. confirmed several phases of kimberlite were intersected in Diamond Drill Hole 06 – 21, including magmatic kimberlite (MK) and fine-grained resedimented volcaniclastic kimberlite (RVK). Of particular interest was the discovery of rare small wood fragments within the RVK, which, in combination with other features, indicates that this kimberlite formed by explosive eruption at surface. This suggests that the Bishop kimberlite formed by processes similar to those responsible for the formation of the Ekati and Diavik kimberlites. The observed petrographic characteristics indicate that the kimberlite intersected to date has a low diamond potential but do not rule out the possibility of associated phases of higher-interest kimberlite. (NOTE: analyses of 78.2 kg of the RVK returned 11 microdiamonds.)

The composition of Cr-diopside recovered from samples processed by Mineral Services suggests that the Bishop Kimberlite has sampled well within the diamond stability field and that the kimberlite has intruded a portion of the Slave Craton that is comparable in heat flow at the time of eruption to areas such as Ekati and Diavik. This, in combination with the presence of G10 garnets in the resedimented volcaniclastic kimberlite (RVK) suggests that the Bishop kimberlite has sampled some high-interest, potentially diamondiferous mantle. While the quantity of this high-interest material within the Bishop kimberlite intersected to date is very low and indicative of low diamond contents, Mineral Services recommends that additional drilling be considered in order to test for deeper coarser-grained phases with higher diamond potential.

The Company plans to secure funds to carry out both the recommendation of Mineral Services and the drill testing of the new enlarged gravity low anomaly. In addition, other selected targets at Courageous will be drilled as funds permit.

A total of five gravity surveys over five targets, including the Bishop area, and 94 heavy mineral samples and 94 soil samples were collected from the Courageous claims this past summer. The heavy mineral samples will be treated to recover kimberlite indicator minerals. The results from the above exploration work will be evaluated for additional kimberlite targets.

A budget of approximately $1,000,000 has been proposed to continue the drilling of the Bishop Kimberlite and area and the drilling of other defined kimberlite targets. This work is dependant on new funding.

Seahorse/Shoe Property

This group of adjoining claims contains a total of 55,781.5 acres and is centered approximately 35 km southeast of the Ekati Diamond Mine. Three heavy mineral and three soil samples were collected this summer for assessment work purposes.

A number of drill targets have been identified on the claims. The largest and one of the most attractive targets based on exploration results is located on the Shoe claims and is 27 km southwest of the Ekati Fox kimberlite pipe recently placed into diamond production.

The target, up to 300 meters in diameter (nine hectares) is located in a lake and defined by an airborne gravity anomaly flown by the BHP Condor system. A second drill target on the shore of the same lake is a magnetic anomaly 200 m x 100 m defined by a Fugro airborne geophysical survey conducted for the Company.

These targets are at the head of a kimberlite indicator mineral train and are highly prospective to host a diamondiferous kimberlite. In addition, two other geophysical targets, also supported by kimberlite indicator minerals, have been identified on the same mineral claim.

Funding permitting, the Company has budgeted approximately $500,000 to complete ground geophysical surveys and drill up to four drill holes on targets within the Shoe mineral claims.

DOYLE LAKE, SOUTHEAST SLAVE CRATON

The southeast area of the Slave Craton contains two diamond properties now being prepared for commercial production. They are the Snap Lake kimberlite dyke wholly owned by De Beers Canada Inc. ("De Beers") and the Gahcho Kue kimberlite pipes held by De Beers, Mountain Province Diamonds Inc. and Camphor Ventures Inc.

The Company has three projects in the Doyle Lake Area located 270 km ENE of Yellowknife.

The Doyle Project

The Doyle Project, 100% owned by the Company, contains 37,165 acres. It is surrounded by claims held by Diamondex Resources to the west, Diamonds North Resources and Southern Era Diamonds to the south, Diamondex and Majescor Resources to the east, and the De Beers Doyle JV and the New Century Project to the north.

The Doyle diamondiferous kimberlite sill has been traced over a strike length of two kilometers and down dip for one kilometer. The kimberlite averages two meters in thickness but the total extent of the kimberlite is yet to be determined. A 45-tonne mini bulk sample returned a low grade of diamonds, 13.52 carats per hundred tonnes, but a higher than normal proportion of these were of gem quality. The largest diamond recovered was a 1.25 carat stone while the largest gem quality diamond was a 0.83 carat diamond of exceptional clarity and color. The Company's consultants consider that one sample in this extensive kimberlite body is not adequate and have advised that additional mini-bulk samples are required to evaluate the diamond grade.

To date, the Doyle kimberlite is one of ten kimberlite pipes, dykes and blows that have been discovered along a 20 km northwesterly corridor that is centered about the cluster of pipes, 10 km from the Doyle kimberlite, that comprise the Gahcho Kue diamond property being prepared for production by De Beers.

This summer, a geophysical target, previously selected by De Beers, was drilled on mineral claim LA 1, but no kimberlite was intersected. The drill targets proposed for the Quail Lake area on LA 4 mineral claims remain to be tested,

Future work on the Doyle kimberlite and work on identified drill targets is dependent on future funding.

New Century Project

The New Century Project consists of 21 mining leases containing 51,109 acres. The leases were acquired from Mountain Province Diamonds Inc. ("MPV"), Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, in which royalties total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental payments to the NWT Mining Recorders Office; the first two yearly lease rental payments of $51,109 have been made.

Six diamond drill holes were drilled at the New Century Project in July and August 2006. The holes were drilled to test anomalies previously identified from airborne and ground geophysics, and indicator minerals.

Sampling and anomaly checking was carried out at the same time as the summer drill program; sampling results are not available at this time.

Two of the drill holes intersected kimberlite, DDH-DO06-219 intersected three stringers of kimberlite between 49.76 m and 67.78 m, the thickest being 0.46 m and is a fine-grained competent dark green to black kimberlite; DDH-DO06-221 intersected three stringers of kimberlite between 55.50 m and 58.95 m, the thickest being 0.5 m, a fine grained competent, dark green kimberlite. These intersections are thought to be part of the extensive MZ dyke system, which has now been traced over an area of 4 km x 1.5 km.

A number of targets that may represent kimberlite pipes have been identified and remain to be tested; these will be re-evaluated when the results of the sampling are received.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. At present, De Beers retains the LA 5 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims and fractions were returned 100% to the Company.

The north boundary of the Doyle JV area is approximately 150 m from the Hearne Kimberlite pipe, one of the Gahcho Kue diamond pipes being evaluated and permitted for production.

Within the Doyle JV area several gravity low anomalies have been identified as potential kimberlite targets. The Company is working to see if it can create a proposal to allow the testing of these targets by the Company without detriment to the Gahcho Kue permit areas.

GOLD COPPER PROPERTIES

McConnell Creek Gold/Copper Property, British Columbia, Canada

In addition to its diamond exploration properties in the NWT, the Company owns 100% of the McConnell Creek Property, which is in northern British Columbia, in the Omineca Division, 780 km north of Vancouver. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road, which goes north from Fort St. James to the Kemess Mine area.

The McConnell Creek Property has an area of 4878 hectares and covers 15 km of an amphibolite gneiss roof pendant. The pendant, up to 1 km in width, is bounded by Jurassic diorite on the west and by Cretaceous quartz monzonite on the east. Although the property was staked because it hosts substantial gold showings, geochemical soil surveys investigating the showings and their extensions revealed the presence of copper-in-soil anomalies in several places. In 1991, the Company enlarged the Property to include a high-grade copper showing exposed along McConnell Creek, 3000 m southwest of the Main Gold Showing. The copper minerals occur in a series of branching sulphide-rich veinlets cutting monzodiorite.

In the past, the remoteness of the McConnell Creek area discouraged exploration for base metals. However, with the development of the large tonnage, copper-gold Kemess Mine 15 km northwest of the McConnell Creek Property, road access to the McConnell area has been greatly improved and a power line has been built. The power line passes 11 km west of the McConnell Creek Property. With the improved access to the area, with high grade copper mineralization outcropping along McConnell Creek, with several copper-in-soil geochemical anomalies associated with the extensive gold-bearing quartz vein-shear-zone system and especially now knowing that major copper-gold deposits occur nearby, the McConnell Creek Property has become a good exploration target for a copper-gold-molybdenum porphyry deposit.

As much of the McConnell data predates the new regulations, a 43-101 report on the property is being prepared.

Happy Creek Project, Nevada, USA

The option held on this property has been discontinued and the property returned to the vendor. The Company was unable to attract interest or the funds to continue exploration at this time.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop. Such development could take years to complete and the resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the products produced.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Competitive Conditions

The resource industry is intensively competitive in all of its phases. The Company competes with other mining companies for the acquisition of mineral claims and other mining interests as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing competition for a limited number of gold and other resource acquisition opportunities and as a result, the Company may be unable to acquire suitable producing properties or prospects for exploration in the future on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result.

Environmental Factors and Protection Requirements

The Company conducts exploration and development activities in the Northwest Territories and British Columbia. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act. In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties and, in particular, the cost of long-term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation. The Company is engaged in exploration with nil to minimal environmental impact.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of a body of commercial diamonds on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds and gold and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds and gold or interests related thereto. The price of diamonds has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of diamond substitutes, diamond stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of diamonds, and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at November 30, 2006, the Company's deficit was approximately $14,951,875.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the financial year ended November 30, 2006, the per share price of the Company's shares fluctuated from a high of $0.46 to a low of $0.15. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at November 30, 2006, there were 5,536,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Stock Option Plan

The Company amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

Corporate Governance

The Company adopted a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy.

Overall performance/results of operations

As at November 30, 2006, the Company had incurred exploration costs on mineral properties of $2,763,838 (charter aircraft $636,504; drilling and sampling $733,395; licences, recording fees and lease payments $129,544; salaries and wages $206,779; surveys $429,417; technical and professional services $340,562; transportation $122,442 and project supplies of $165,195). Exploration costs for the year ended November 30, 2006 are higher than 2005 by $272,387, an increase of 11%. Exploration costs were higher in 2006 than 2005 for surveying; licences, recording fees and lease payments; salaries and wages; and transportation. In 2006 airborne and ground gravity surveys were completed on the Doyle, Fishback, New Century and Courageous claims and surveying was done to take the LA26 -30 claims to lease. In 2005, a smaller survey was performed. Transportation costs increased due to the increase in the number of Company personnel in 2006. The cost for drilling, excavating and sampling and project supplies were higher in 2005 due to the Doyle mini bulk sample program which collected approximately 45 tonnes of samples. The increase in licences, recording fees and lease payments was for lease rental payments paid for additional Doyle claims that were taken to lease in 2006. In 2006 the Company hired three full time geologists which resulted in an increase in salaries and wages.

On a per project basis, the Company spent the $2,763,838 exploration costs as follows: $839,992 on the CH project, $1,603,321 on the Doyle Lake project, $46,484 on the McConnell Creek, $381 on the Happy Creek Gold/Silver Property, and $273,660 on the Fishback Lake Property.

The Company reported a net loss of $1,730,612 for the year ended November 30, 2006 compared to a net loss of $969,649 for the year ended November 30, 2005 (an increase of 78% from 2005 to 2006). General administration expenses for the year ended November 30, 2006 were $1,045,421 compared to $809,057 for the year ended November 30, 2005 (an increase of 29% from 2005 to 2006). The increase in general administration expenses was primarily due to an increase in stock based compensation (2006 - $434,090; 2005 - $250,957).

Stock based compensation expenses increased due to the change in the Company's Stock Option Plan. The Company adopted a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued share capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. All of the stock based compensation expenses related to new stock options and stock options that were not fully vested (except for investor relations consultants' options) were expensed immediately, when the plan was accepted by the TSX Venture Exchange in January 2006.

Corporate relations increased as a result of agreements with two investor relations firms signed late in 2005. Legal and audit costs also increased in 2006 due to an increase in corporate activities and an underestimate of audit fees for 2006. Travel costs increased in 2006 in the course of searching for additional corporate financing. In 2006 decreases in licences, taxes, insurance and fees were the result of lower costs for comprehensive general liability and directors and officers insurance renewals. Office services and expenses were decreased due to a shortage in office staff part way through the year.

Revenue for the year ended November 30, 2006 was $27,273 consisting of interest income of $21,275 and other income of $5,998 from the sale of marketable securities and equipment compared with $24,975 of interest income for the year ended November 30, 2005. Lower equity financing raised in 2006 and a decrease in the amount of funds carried forward from 2005 resulted in a decrease in interest income for 2006.

Acquisition and Disposition of Resource Properties and Write offs

Two claims were allowed to lapse in 2006 and the Company terminated its option on the Happy Creek claims in Nevada, USA. All costs related to the Happy Creek claims have been written off.

The write off of exploration and mineral property costs for the year ended November 30, 2006 was $944,273 of which $16,972 was from the CH project and $927,301 was for the Happy Creek claims.

Related Party Transactions

During the year, the Company was billed $108,000 by a director, (2005 - $91,238 by two directors) including $97,000 (2005 - $72,000) for consulting fees, $11,000 (2005- $17,688) for technical and professional services and $nil (2005 - $1,550) for Office Services. As at November 30, 2006, the Company owed $43,000 which is included in accounts payable (2005 - $nil). Transactions with related parties are measured on the basis of amounts agreed to by transacting parties.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises and additional space in Vancouver until June 30, 2009. Minimum payments of $65,961, $66,316, and $38,973 are required in the years 2007, 2008 and 2009, respectively, under the agreement.

The Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. The balance owing of $43,000 (2005 – nil) is included in accounts payable at November 30, 2006.

The Company has a mortgage loan on its Yellowknife house of approximately $27,441 which becomes due on December 3, 2008.

Critical Accounting Policies

No new accounting policies were introduced in 2006.

Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine when or where an exploration property is inactive and the value of such property may be impaired, whether the carrying value of the property should be written down, and the amount at which it should be carried.

The amounts shown for mineral property interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect revision to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2006, the Company does not have any asset retirement obligations.

Stock Based Compensation

The fair value of stock options is determined by the widely used Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and the expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

Please see Note 2 of the Consolidated Financial Statements for the year ended November 30, 2006 for a listing of accounting policies followed by the Company.

Auditors

Since the Company's last audit, the Company has changed auditors from Ernst & Young LLP to the D+H Group LLP.

Subsequent Events

Subsequent to November 30, 2006, the following occurred:

(a) 4,507,727 warrants expired unexercised;

(b) 150,000 stock options expired unexercised;

(c) the Company completed a private placement of 1,053,778 flow through units at $0.18 per unit for gross proceeds of $189,680. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.25 per common share during the second year. The proceeds from these flow through shares will be spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 4,170,000 units at $0.15 per unit for gross proceeds of $625,500. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.15 per common share during the first year and at $0.175 per common share during the second year.

The Company paid cash finders fees and commission of $42,240 and issued 28,140 common shares on a portion of the proceeds. $30,600 of the proceeds from the units private placement remains outstanding.;

(d) the Company issued 25,000 common shares upon the exercise of warrants at $0.19 per common share, for gross proceeds of $4,750;

(e) the Company applied to have two of the Doyle claims be taken to lease, and

(f) the Company received a $250,000 shareholder loan which is secured by a promissory note against the Yellowknife house. Interest on the loan is 8% per annum, compounded annually. The loan and interest accrued become payable no later than ten days from the date of a written demand for payment on or after September 1, 2007.

Selected Annual Information

The following table sets forth selected consolidated financial information of the Company for, and as at the end of, each of the last three financial years of the Company up to and including November 30, 2006. This financial information is derived from the consolidated financial statements of the Company which were audited by D+H Group LLP for 2006, Ernst & Young LLP for 2005 and Ellis Foster for 2004. The Company prepares financial information according to Generally Accepted Accounting Principles ("GAAP") and all information is reported in Canadian $.

	November 30 (Audited)		
	2006	2005	2004
Total Revenues	$27,273	$24,975	$30,218
Income from continuing operations	-	-	-
Net loss for the year	$(1,730,612)	$(969,649)	$(1,244,264)
Net loss per share (basic and diluted)	$(0.02)	$(0.01)	$(0.02)
Total Assets	$14,385,030	$13,064,009	$10,917,331
Total Long-term financial liabilities	$13,288	$28,109	$42,806

No Cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

The Net Loss number is the result of administration costs and the write off of exploration and mineral property costs incurred each year. Revenues from 2004 to 2005 are interest income. In 2006 the Company sold the balance of its marketable securities and some old equipment for other revenue of $5,998. Interest income in 2006 is $21,275.

Interest income is dependent upon interest rates and the amount of financing raised each year by the Company. Interest rates will vary due to market conditions and the Company has no control over the fluctuation of rates.

Expenses are mainly composed of administration costs, general exploration costs and write off of exploration and mineral costs. The amount of a write off in each year is dependent upon the costs spent to date on the project(s) that is (are) being abandoned and management's decision as to whether to continue exploration on certain claims. Write offs of exploration and mineral property costs will vary from year to year and affect the Net Loss.

All of the above factors must be taken into consideration when comparing Total Revenues and Net Loss for each year.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with November 30, 2006. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	November 30, 2006 ($)	August 31, 2006 ($)	May 31, 2006 ($)	February 28, 2006 ($)	November 30, 2005 ($)	August 31, 2005 ($)	May 31, 2005 ($)	February 28, 2005 ($)
Total Revenues	7,726	5,538	4,790	9,219	7,599	7,756	6,415	3,205
Net Income (Loss)	(329,426)	(746,743)	(465,935)	(188,508)	(537,439)	(137,931)	(173,226)	(121,053)
Net income (loss) per share	(0.005)	(0.008)	(0.005)	(0.002)	(0.004)	(0.002)	(0.002)	(0.002)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2004, 2005 or 2006. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season. Properties that will be abandoned are written off in the third and fourth quarter and increase the Net Loss.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fully explore its existing properties. Failure to obtain financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising their required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had no working capital at November 30, 2006, but a deficiency of $880,461 compared with working capital of $602,081 as at November 30, 2005. The Company's liabilities exceeded its current assets at year end. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at November 30, 2006 the Company had $13,288 (2005 - $28,109) of long-term debt (mortgage loan) outstanding.

For the year ended November 30, 2006, the Company experienced negative cash flow of $731,673 (2005 - $637,758) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as travel, legal and audit fees, shareholders meetings and reports and corporate relations. (See Overall performance/results of operations for further information.)

The Company's cash position as at November 30, 2006 was $165,676 (2005 - $592,662). The decrease in cash position compared to November 30, 2005 was due principally to less funds raised and carried over from 2005 in comparison to the financing raised in 2004. In 2004, $2,483,815 was raised and $882,400 was available for spending in 2005. In 2005, $2,997,457 was raised, but only $595,662 was carried forward into 2006. See Note 6 – Share Capital in the Notes to the Consolidated Financial Statements.

During the year ended November 30, 2006, the Company:

(i) completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960 with share issues costs of $2,803. The proceeds from these flow through shares were spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share. The Company paid a cash finders fee of $40,000 on a portion of the proceeds and incurred other share issue costs of $18,330. The Company attributed $147,381 to the warrants using the Black-Scholes option pricing model using the following assumptions: dividend yield of 0%; expected volatility of 99.87%; a risk-free interest rate of 3.72%; and an expected life of one year.;

(ii) the Company completed a flow - through private placement of 3,616,000 units at $0.25 per unit for gross proceeds of $904,000. The proceeds from these flow through shares are being spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. Each unit consists of one common share and one-half share purchase warrant. The one-half share purchase warrants were allocated a value of $904. One whole share purchase warrant is exercisable at $0.35 per common share during the first year and at $0.45 per common share during the second year. The Company paid a total of $37,900 in cash and issued 144,000 warrants (at a value of $36,000) to agents as finders fees. The Company also incurred other share issue costs of $20,393. All of the proceeds have been spent subsequent to August 31, 2006.;

(iii) issued 677,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $155,500;

(iv) granted 1,875,000 stock options to employees for a period of five years. These options are priced at $0.20 and $0.26 per common share and will expire between December 7, 2010 and August 15, 2011.;

(v) repriced 500,000 stock options that were granted to employees and consultants (excluding insiders) to $0.26 per common share from an exercise price of $0.45 and $0.50. These options have expiry dates of August 29, 2006 to June 29, 2009. All of the August 29, 2006 options expired unexercised.;

(vi) issued 702,500 common shares upon the exercise of warrants at $0.175 to $0.25 per common share for gross proceeds of $157,400; and

(vii) the Company amended and restated its Shareholders Rights Plan Agreement which has been accepted by the TSX Venture Exchange and the Shareholders at the Company's Annual General and Special Meeting held on May 12, 2006

During the year, the exercise price for 2,950,227 warrants expiring December 23, 2006 were repriced from $0.30 per share to $0.19 per share and 1,657,500 warrants expiring on March 7 and March 15, 2007 were repriced from $0.30 per share to $0.175 per share. At November 30, 2006 the Company has the following share purchase warrants outstanding:

Number	Exercise Price	Expiry Date
2,950,227	$0.19	Dec. 23, 2006
1,000,000	$0.175	March 7, 2007
582,500	$0.175	March 14, 2007
7,777,778	$0.22	April 29, 2007
1,666,666	$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
130,000	$0.25	Dec. 12, 2007
14,000	$0.25	Dec. 27, 2007
1,610,000	$0.35/$0.45	June 12, 2008
198,000	$0.35/$0.45	June 27, 2008
17,974,132		

See Notes 6 and 7 of the Consolidated Financial Statements for November 30, 2006.

See Subsequent Events section regarding a private placement completed after year-end.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matter of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

The fair value of mortgage loan is approximated by the carrying amount as the mortgage loan bears a fair market rate of interest.

MANAGEMENT'S RESPONSIBILITY AND OVERSIGHT

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as is appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of November 30, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings ("52-109"), were effective at that time to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company's disclosure controls and procedures. It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to the effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should each occur, the Company will take reasonable steps necessary to minimize the consequences thereof.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company's internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

Outstanding Share data as at March 20, 2007:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	105,918,363

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	394,333	$0.20	July 18, 2007
Options	436,667	$0.25	Feb. 06, 2008
Options	245,000	$0.30	April 25, 2008
Options	50,000	$0.26	Aug. 15, 2008
Options	405,000	$0.26	Jan. 15, 2009
Options	340,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	15,000	$0.26	June 29, 2009
Options	650,000	$0.20	May 12, 2010
Options	100,000	$0.20	June 7, 2010
Options	350,000	$0.20	July 8, 2010
Options	150,000	$0.20	July 12, 2010
Options	50,000	$0.20	October 28, 2010
Options	120,000	$0.20	December 7, 2010
Options	855,000	$0.20	March 23, 2011
Options	695,000	$0.26	May 12, 2011
Options	200,000	$0.20	Aug. 15, 2011
Total	**5,386,000**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	7,777,778	$0.22	April 29, 2007
Warrants	1,666,666	$0.22	July 27, 2007
Warrants	2,044,961	$0.26	Sept. 28, 2007
Warrants	130,000	$0.25	Dec. 12, 2007
Warrants	14,000	$0.25	Dec. 27, 2007
Warrants	1,610,000	$0.35/$0.45	June 12, 2008
Warrants	198,000	$0.35/$0.45	June 27, 2008
Warrants	3,400,000	$0.15/$0.175	Dec. 11, 2008
Warrants	100,000	$0.15/$0.175	Dec. 27, 2008
Warrants	526,889	$0.20/$0.25	Jan. 2, 2009
Warrants	410,000	$0.15/$0.175	Feb. 20, 2009
Warrants	260,000	$0.15/$0.175	March 6, 2009
Total	**18,138,294**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

Raymond A. Hrkac
President and CEO

Nick DeMare
Director and CFO

82-1209

Form 52-109F1 ***Certification of Annual Filings***

I, Raymond A. Hrkac, President & CEO, of GGL Diamond Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of GGL Diamond Corp. (the issuer) for the period ending November 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 23, 2007

"*Raymond A. Hrkac*"
President & CEO
GGL Diamond Corp.

82-1209

Form 52-109F1 ***Certification of Annual Filings***

I, Nick DeMare, Chief Financial Officer, of GGL Diamond Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of GGL Diamond Corp. (the issuer) for the period ending November 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 23, 2007

"*Nick DeMare*"
Chief Financial Officer
GGL Diamond Corp.

April 3, 2007

RECEIVED
2007 APR 10 A 10:49

GGL DIAMOND CORP.
(the "Company")

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

Document Name or Information		Documents Filed
	(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	Not Applicable
	(c) any securityholder rights plans or similar plans	Not Applicable
	(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	Not Applicable
	(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable

Document Name or Information		Documents Filed
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	For the financial year ended November 30, 2006 - financial statements, MD&A and Officer Certifications
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable

Document Name or Information		Documents Filed
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(u)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

END